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                            October 15, 2021

       Gleb Budman
       Chief Executive Officer
       Backblaze, Inc.
       500 Ben Franklin Ct.
       San Mateo, CA 94401

                                                        Re: Backblaze, Inc.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
17, 2021
                                                            CIK No. 0001462056

       Dear Mr. Budman:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Business Metrics, page 64

   1. Please tell us whether you consider adjusted EBITDA and adjusted gross margin key performance indicators
and metrics. Refer to Item 303(a) of Regulation S-K and SEC
                                                        Release No. 33-10751.
   2. You indicate that your ability to grow the number of customers, and revenue generated per customer, on your
platform is a key indicator of the growth of your business and future business opportunities.
Please tell us whether you use average revenue per customer, in
 Gleb Budman
Backblaze, Inc.
October 15, 2021
Page 2
      addition to number of customers, as a key metric to evaluate your business. If so, please expand your results of operations to discuss the impact of changes in the number of customers versus annual revenue per customer and any trends in this regard.
Annual Recurring Revenue, page 65

3. Please expand your discussion of annual recurring revenue to explain how this metric captures recurring revenue from your business operations, how management uses ARR and its limitations. For example, explain how the calculation of ARR takes into account that Backblaze B2 is a consumption-based offering that is paid in arrears and Computer
      Backup is a subscription-based offering paid up front. Also discuss the length of customer subscriptions, including the extent to which they are monthly versus annual.
Revenue, page 70

4. Please revise your revenue discussion to separately analyze changes in revenue recognized from the consumption-based and subscription-based offering. This discussion should disclose increases due to adding customers and higher consumption. We refer you Item
      303(b)(2) of Regulation S-K.
Liquidity and Capital Resources, page 73

5. You indicate throughout the prospectus that you issued $10 million in convertible notes in
      August 2021; however, it appears that you issued a SAFE instrument, or a Simple
      Agreement for Future Equity. Please revise your disclosure to clarify you obtained financing through SAFE agreements.
       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs,
Special Counsel, at (202) 551-3350 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameGleb Budman
                                                           Division of
Corporation Finance
Comapany NameBackblaze, Inc.
                                                           Office of Technology
October 15, 2021 Page 2
cc:       Bennett L. Yee, Esq.
FirstName LastName